LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49880

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/2021__ AND ENDING __09/30/2022__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Lieblong & Associates, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__10809 Executive Center Drive, Suite 117__

(No. and Street)

__Little Rock__	__AR__	__72211__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Mary Ellen Williams__	__5012192003__	__mwilliams@lieblongassociates.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DeMarco Sciaccotta Wilkens & Dunleavy, LLP__

(Name – if individual, state last, first, and middle name)

__20646 Abbey Woods Ct. N, Ste.201__	__Frankfort__	__IL__	__60423__
(Address)	(City)	(State)	(Zip Code)

__12/21/2010__	__5376__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex R. Lieblong _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lieblong & Associates, Inc. _____ , as of 9/30 _____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARY ELLEN WILLIAMS
MY COMMISSION # 12387328
EXPIRES: April 18, 2032
Faulkner County

Notary Public

Signature:

Title:
President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lieblong & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lieblong & Associates, Inc. (the "Company") as of September 30, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Lieblong & Associates, Inc. as of September 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Lieblong & Associates, Inc.'s auditor since 2015.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
December 15, 2022

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
20646 Abbey Woods Ct N, Suite 201 I Frankfort, IL 60423

STATEMENT OF FINANCIAL CONDITION

LIEBLONG & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2022

Assets

Cash and Cash Equivalents	$	439,809
Commissions Receivable		190,837
Advisory Fees Receivable - Related Party		109,863
Prepaid Expenses		5,832
Deferred Tax Asset, Net		62,135
Investments, at Fair Value		14,760
Property and Equipment, Net		127,186
Right-Of-Use Assets		117,554
Total Assets	$	1,067,976

Liabilities and Stockholder's Equity

Liabilities:

Accounts Payable - Trade	$	397
Commissions Payable		63,316
Income Taxes Payable		16,517
SIMPLE Plan Payable		2,386
Lease Obligations		117,554
Total Liabilities		200,170

Stockholder's Equity:

Common Stock, $1 Par Value,	
1,000 Shares Authorized,	
100 Shares Issued and Outstanding	100
Additional Paid in Capital	672,101
Retained Earnings	195,605
Total Stockholder's Equity	867,806
Total Liabilities and Stockholder's Equity	$ 1,067,976

The accompanying footnotes are an integral part of the statement of financial condition.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2022

Note 1: Summary of Significant Accounting Policies

Nature of Operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal sources of revenues are from commissions and investment banking activities.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company recognizes revenue when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

Commission Revenue

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to advisors' clients' accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice and acts as a custodian, providing brokerage and execution services on transactions, and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on client portfolio values. The constraint is removed once the portfolio value can be determined.

The Company provides advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, carries the inventory risk and has control over determining the fees. Advisors assist the Company in performing its obligations.

Asset-Based Revenue

Asset-based revenue is comprised of fees from the Company's money market cash sweep vehicle. Money market cash sweep fees are generated based on balances in advisors' clients' money market cash sweep accounts. Uninvested cash balances in the advisors' clients' accounts are swept into third-party money market funds for which the Company receives fees for administration and recordkeeping, which are based on account type and the invested balances. These fees are paid and recognized over time. The Company is principal in these arrangements and recognizes revenue from money market cash sweep fees on a gross basis as it is primarily responsible for the administration and recordkeeping.

Concentrations of Credit Risk – Cash

The Company maintains its cash balances at various financial institutions. The balances are insured by the Federal Deposit Insurance Corporation or by the Securities Investor Protection Corporation. At September 30, 2022, the Company had cash balances that were approximately $852,000 in excess of federally insured limits. The Company does not believe that it is subject to any credit risk beyond the normal credit risk associated with Commercial banking relationships.

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company. Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Concentrations of Credit Risk- Commissions and Advisory Fees

Commissions receivable were from one customer (see Note 4).

Advisory fees receivable were from one customer (see Note 4).

Use of Estimates

In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and amortization and consists of the following:

	Estimated Useful Life		
Vehicles	5 years	$	294,986
Furniture and Equipment	5 – 7 years		159,824
Leasehold Improvements	5 years		219,510
			674,320
Accumulated Depreciation and Amortization			(547,134)
Net Property and Equipment		$	127,186

Income Taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of deferred tax assets will not be realized.

The Company will recognize accrued interest and penalties, if any, associated with any uncertain tax positions as part of operating expense. The past three years' federal and state income tax returns are subject to potential examination by taxing authorities.

Commitments and Contingencies

At September 30, 2022, the Company had no commitments, contingencies or guarantees that might result in a loss or a future obligation. In addition, the Company had no claims of which the Company is aware, as of the audit opinion date, that might be asserted against the Company.

Note 2: Net Capital Requirements

As a member of the FINRA, the Company is subject to the SEC uniform net capital rule 15c3-1. Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2022, the Company's regulatory net capital was $551,866 and aggregate indebtedness was 14.97% of net capital.

Note 3: Exception for Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 4: Related Party Transactions

Commissions receivable totaling $190,837 are derived from Key Colony Fund, L.P., a related entity through common ownership.

The Company also receives advisory fees from Key Colony Fund, L.P. under an Investment Management Supervisory Agreement totaling 1.0% to 1.5% of the fund's net asset value in quarterly installments. The advisory fee is for the actual and reasonable out-of-pocket expenses incurred by the Company in connection with the management of the fund. Advisory fee receivable totaling $109,863 were due from Key Colony Fund, L.P.

Note 5: Income Taxes

Deferred tax asset consists of the following:

Reserves and Accruals	$	2,003
Depreciation		59,125
Unrealized Investment Loss		1,007
	$	62,135

Note 6: Leases

The Company has operating leases for office space and a copier. The leases have remaining terms of 1 to 4 years. Operating lease cost totaled $60,659 and is recorded within line items lease expense and office expense on the statement of operations. Cash paid for operating leases totaled $60,659. Right-of-use assets obtained in exchange for lease obligations for operating leases totaled $119,711. The weighted-average discount rates of 2.68% and 0.76% which were used in establishing the right-of-use assets and lease labilities were the treasury yield curve rates for 2 years as of the effective date April 21, 2022, and the treasury yield curve rate for 5 years as of effective date June 11, 2021.

In addition, the Company leased an aircraft with Key Colony Management, LLC, a company related through common ownership. The lease expires on October 31, 2022 and calls for monthly minimum payments of $6,250 which covered the first 25 hours of use. Thereafter the rent was $3,000 per hour.

Future minimum lease payments under all operating leases are as follows:

Year Ended
September 30:

2023	$	70,103
2024		54,393
2025		3,540
2026		2,655
Total lease payments		130,691
Less imputed interest		(13,137)
	$	117,554

Note 7: Employee Benefit Plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation.

Note 8: Subsequent Event

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were issued, noting none.